September 5, 2025

Division of Corporation Finance, Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Cheryl Brown

Re:	Plum III Merger Corp.
Amendment No. 4 to Registration Statement on Form F-4
Filed May 22, 2025
File No. 333-282863

Ladies and Gentlemen:

On behalf of Plum III Merger Corp. (the “Company”), we submit this letter setting forth the response of the Company to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated July 16, 2025 (the “Comment Letter”), with respect to the Company’s Amendment No. 4 to Registration Statement on Form F-4 filed on June 27, 2025 (the “Amendment No. 4”). The Company has filed today Amendment No. 5 to the Registration Statement (“Amendment No. 5”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which the Company has incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 5. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form F-4 Summary Term Sheet, page 14

1.	Comment: We note your responses to prior comments 4 and 14. Please revise your tabular disclosure regarding compensation received by the Sponsor, its affiliates, and promoters in connection with the business combination to include the success fees to be received by Mr. Roy and Mr. Handwerker and file the related consulting agreements with Freya Advisory, LLC and Cooper Advisers LLC as exhibits to the registration statement. See Items 601(b)(10)(iii)(A) and 1604(b)(4) of Regulation S-K.

Response: The Company has revised the disclosure on the cover page, pages 34, 61 and 167 of Amendment No. 5 to revise the tabular disclosure regarding compensation to include the success fees to be received by Mr. Roy and Mr. Handwerker. The Company has filed the consulting agreements with Freya Advisory, LLC and Cooper Advisers LLC as exhibits to the registration statement.

Ownership of PubCo Common Shares After Closing, page 51

2.	Comment: We note your response to prior comment 1 and see that you have calculated your unadjusted net tangible book value based on current assets, plus amounts in the trust account less current liabilities. Please tell us why you have not included the $2.1 million warrant liability included in your balance sheet as of March 31, 2025 in your calculation and revise your dilution table as necessary.

Response: The Company has revised the disclosure, including the dilution tables, on page 55 of Amendment No. 5 to include the $2.1 million warrant liability in the calculation of net tangible book value.

3.	Comment: We note your response to prior comment 2 and see that you continue to include the impacts of certain warrant exercises. Considering your footnote disclosures at captions (3), (4) and (5) indicate that the exercise of these warrants is not probable, please exclude them as adjustments to your calculation of net tangible book value per share from dilutive securities and other related events, excluding the business combination. Note that material effects to your net tangible book value under Item 1064(c) of Regulation S-K should only include transactions that are probable or consummated. Please revise your dilution table as necessary.

Response: The Company has revised the disclosure, including the dilution tables, on pages 55 and 56 of Amendment No. 5 to exclude the impact of these warrant exercises in the calculation of net tangible book value.

4.	Comment: Please provide the disclosures required by Item 1604(c)(1) related to the company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders' interest per share being at least the initial public offering price per share of common stock.

Response: The Company has revised the disclosure, including the dilution tables, on page 56 of Amendment No. 5 to include the Company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders' interest per share being at least the initial public offering price per share of common stock.

Total PubCo Common Shares to Be Issued in the Business Combination, page 166

5.	Comment: We note from your revised disclosure on page 168 that you use a $10.00 per share price to calculate enterprise values, and from your response to prior comment 6 that you believe $10.00 per share is appropriate because that price is consistent with the price at which Plum sold shares in its initial public offering. Please further explain why the $10.00 per share assumption is an appropriate value considering the differences in circumstances and passage of time between your SPAC IPO and deSPAC transactions.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it continues to believe that the $10.00 per share assumption remains appropriate, even given the differences in circumstances and passage of time since the IPO of Plum Acquisition Corp. III (“Plum”). As is customary for de-SPAC transactions, upon consummation of the Business Combination it is anticipated that the initial listing price of the PubCo shares on the Nasdaq would be not less than $10.00 per share. This is due to the fact that the redemption price of a SPAC share, based on the amount deposited in trust at the time of the IPO, is approximately $10.00. This is effectively a floor price for the pre-merger trading value of a SPAC share. This in turn is reflected in the fact that $10.00 per share forms the reference price for the exchange ratio for Tactical shares agreed to by the parties in the Business Combination Agreement. The definition of Company Exchange Ratio on the Business Combination Agreement provides that: ““Company Exchange Ratio” means the quotient obtained by dividing (a) the Price per Company Share by (b) $10.00.” The forgoing reasons provide a factually supportable basis for assuming a per share value of $10.00.

Conversely, the Company does not believe there is a factually supportable basis for using an alternative assumed price. On the one hand, although the trading price per SPAC share is currently higher than $10.00 per share, the Company believes this is more likely reflective of redemption economics than a market-driven reflection of intrinsic value of the combined company. In addition, given limited trading volume in the remaining outstanding SPAC shares (which have also been delisted from Nasdaq and are now quoted on the OTC markets), the Company does not believe such OTC quotes, that in any case are subject to daily change, provide a sufficient factual basis to support an alternative assumed price per share. On the other hand, although the passage of time and changes in TRC’s business and prospects and the market for rare earth minerals may provide a basis for revisiting the overall valuation (higher or lower) that might in turn provide a basis for a different assumed per share price, as the valuation agreed between the parties in the Business Combination Agreement has not changed, there is no factually supportable basis for doing so at this time.

The Company does nevertheless acknowledge that the assumed per share price may not be reflective of the trading price of the Company Shares following consummation of the transaction and has accordingly revised the language on page 18 of Amendment No. 5 to make this clear.

Sources and Uses for the Business Combination, page 168

6.	Comment: We note your disclosure of Sources and Uses for the Business Combination starting at page 168. Please explain why you are including the equity issued to the TRC shareholders as a source and use of funding for the merger given there are no cash amounts related to this issuance.

Response: The Company has removed all disclosure regarding the Sources and Uses for the Business Combination from Amendment No. 5.

Material U.S. Federal Income Tax Considerations for U.S. Holders, page 173

7.	Comment: We note your response to prior comment 8 and reissue the comment in part. Please revise your disclosure to provide counsel's firm opinion for each material tax consequence or explain why such opinion cannot be given. In that regard, how you "intend" to report the Domestication, Plum Amalgamation and TRC Amalgamation does not express a conclusion as to the material federal tax consequences. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a "should" or "more likely than not matter" opinion to make clear that the opinion is subject to a degree of uncertainty and explain why it cannot give a "will opinion."

To the extent you continue to state that it is the intent of the parties for the Domestication, Plum Amalgamation and TRC Amalgamation to qualify as a tax-free reorganization, you must either (i) obtain a legal opinion supporting such a conclusion; or (2) revise your disclosure to state at the beginning of each such discussion that it is uncertain whether the domestication and amalgamations will qualify as a tax-free reorganization and explain why counsel is unable to provide a legal opinion regarding the tax treatment of the Domestication, Plum Amalgamation and TRC Amalgamation.

Response: The Company has revised the disclosure on pages 179 and 190 of Amendment No. 5 to provide, respectively, that (i) the Domestication and Plum Amalgamation should each qualify as a tax-deferred “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (ii) the TRC Amalgamation should qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code. The Domestication, Plum Amalgamation, and TRC Amalgamation remain subject to factual and legal uncertainty, including uncertainty due to the application of proposed regulations under the PFIC regime, and thus both Hogan Lovells and A&O Shearman are of the view that a “should” level of confidence is appropriate.

General

8.	Comment: We note your response to prior comment 13. Please revise your filing to include the information contained in your response letter indicating that if the parties obtain PIPE financing prior to the meeting for the approval of the Business Combination, stockholders will be notified of the terms of such investment through an amendment to the registration statement or as definitive additional proxy materials, as applicable, and/or, if such PIPE financing is obtained after the meeting, on current reports on Form 8-K.

Response: The Company has revised the disclosure on the cover page and pages 6, 84, 164, 165 and 171 of Amendment No. 5 to disclose that if the parties obtain PIPE financing prior to the meeting for the approval of the Business Combination, stockholders will be notified of the terms of such investment through an amendment to the registration statement or as definitive additional proxy materials, as applicable, and/or, if such PIPE financing is obtained after the meeting, on current reports on Form 8-K.

If you have questions or require any additional information, please telephone the undersigned at (212) 918-3267 or John Duke at (267) 675-4616.

Sincerely,

By:	/s/ Richard Aftanas
Richard Aftanas

Via email:

cc:

Kanishka Roy, Plum III Merger Corp.

Ranjeet Sundher, Tactical Resources Corp.

John Duke, Hogan Lovells US LLP

Bill Nelson, Allen Overy Shearman Sterling US LLP

Alain Dermarkar, Allen Overy Shearman Sterling US LLP

Scott McLeod, Scott McLeod Law Corporation

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